FIRST AMENDMENT TO THE
RIGHTS AGREEMENT

FIRST AMENDMENT TO THE RIGHTS AGREEMENT, dated as of March 8, 2010 (this “Amendment”), by and between InterDigital, Inc., a Pennsylvania corporation (the “Company”), and American Stock Transfer and Trust Company, LLC, a New York limited liability trust company (the “Rights Agent”).

RECITALS

WHEREAS, the Company and the Rights Agent are parties to that certain Rights Agreement, dated as of July 2, 2007 (the “Rights Agreement”);

WHEREAS, pursuant to Section 26 of the Rights Agreement, prior to the Distribution Date, the Company may amend any provision of the Rights Agreement without the approval of the holders of shares of the Company’s common stock, par value $0.01 per share, provided that no amendment may be made that changes the Expiration Date set forth in the Rights Agreement unless a majority of the Independent Directors have approved such amendment;

WHEREAS, pursuant to Section 26 of the Rights Agreement, prior to the Distribution Date, the Rights Agent shall, if the Company so directs, amend any provision of the Rights Agreement without the approval of the holders of shares of the Company’s common stock, par value $0.01 per share, provided that no amendment may be made that changes the Expiration Date set forth in the Rights Agreement unless a majority of the Independent Directors have approved such amendment and have delivered a certificate to the Rights Agent that states that the proposed amendment is in compliance with the terms of Section 26 of the Rights Agreement (a “Compliance Certificate”);

WHEREAS, the definition of “Expiration Date” set forth in the Rights Agreement includes the defined term “Final Expiration Date”;

WHEREAS, the Distribution Date has not yet occurred;

WHEREAS, a majority of the Independent Directors have approved this Amendment and have delivered a Compliance Certificate to the Rights Agent; and

WHEREAS, the Company desires to amend the Rights Agreement to advance its expiration date as set forth in this Amendment, thereby terminating the Rights Agreement.

AGREEMENT

NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound, the Company and the Rights Agent agree as follows:

1. Defined Terms. All capitalized terms used herein and not otherwise defined shall have the respective meanings assigned to such terms in the Rights Agreement.

2. Amendment of Rights Agreement. Clause (i) of Section 7(a) of the Rights Agreement is hereby amended and restated to read in its entirety as follows:

"(i) the Close of Business on March 9, 2010 (the “Final Expiration Date”), and”

3. Governing Law. This Amendment shall be governed by, and construed in accordance with, the laws of the Commonwealth of Pennsylvania applicable to contracts executed in and to be performed entirely in such Commonwealth.

4. Counterparts. This Amendment may be executed (including by facsimile) in one or more counterparts and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same instrument.

5. Entire Agreement. This Amendment and the Rights Agreement set forth the entire agreement and understanding of the parties hereto with respect to the subject matter hereof and supersede all prior agreements, arrangements and understandings among the parties relating to the subject matter hereof.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the day and year first above written.

INTERDIGITAL, INC.

By: /s/ William J. Merritt
William J. Merritt
President and Chief Executive Officer

AMERICAN STOCK TRANSFER AND TRUST COMPANY, LLC

By: /s/ Herbert J. Lemmer
Herbert J. Lemmer
Vice President